Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	(Unaudited) Fiscal Year Ended December 31,									(Unaudited) Nine Months Ended September 30,
	2011	2012		2013		2014		2015		2016
Earnings
Income (loss) from continuing operations before taxes	$(19,580)	$15,154		$16,344		$13,205		$3,115		$16,666
Fixed charges	5,436	3,632		3,442		3,947		4,536		4,317
Total earnings	$(14,144)	$18,786		$19,786		$17,152		$7,651		$20,983

Fixed charges
Interest expensed and capitalized	$2,485	$809		$113		$65		$297		$955
Portion of rental expense under operating leases deemed to be representative of the interest factor	2,951	2,823		3,329		3,882		4,239		3,362
Total fixed charges	$5,436	$3,632		$3,442		$3,947		$4,536		$4,317

Ratio of earnings to fixed charges	N/A	5.2	x	5.7	x	4.3	x	1.7	x	4.7	x
Deficiency of earnings to fixed charges	$(19,580)	N/A		N/A		N/A		N/A		N/A